Toros Ownership Group LLC (the "Company") a Texas Limited

Liability Company

Financial Statements

As of inception – December 31, 2025

Balance Sheet

Toros Ownership Group LLC

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Basic Business Checking - x5012 - 1	0.03
Total for Bank Accounts	**$0.03**
Total for Current Assets	**$0.03**
Total for Assets	**$0.03**
Liabilities and Equity	
Liabilities	
Total for Liabilities	
Equity	
Retained Earnings	
Net Income	0.03
Total for Equity	**$0.03**
Total for Liabilities and Equity	**$0.03**

Profit and Loss

Toros Ownership Group LLC

January 1-December 31, 2025

	TOTAL
Income	
Uncategorized Income-1	0.03
Total for Income	**$0.03**
Gross Profit	**$0.03**
Expenses	
Net Operating Income	**$0.03**
Net Other Income	
Net Income	**$0.03**

Statement of Cash Flows

Toros Ownership Group LLC

January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	0.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$0.03**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
NET CASH INCREASE FOR PERIOD	**$0.03**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$0.03**

Toros Ownership Group LLC
Statement of Changes in Equity

Toros Ownership Group LLC	
Statement of Changes in Members' Equity	Year Ended Dec 31, 2025
Opening Balance	**$0.00**
Net profit/loss	$0.03
Members' Contributions	$0.00
Preferred Units Issued	$0.00
Ending Balance	**$0.03**

Toros Ownership Group LLC.
Notes to the Financial Statements
As of inception – December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Toros Ownership Group LLC (the "Company") is a Limited Liability Company organized on October 21, 2025 under the laws of Texas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.